UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Rooms 208-215, East Tower, FIYTA Building,

Huaqiangbei Street, Futian District,

Shenzhen, Guangdong Province, China

Tel: +86 755 8860 1310

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this report

On November 11, 2026, Ms. Hantao Cui informed the board of directors (the “Board”) of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”), that she was resigning from her positions as a director and as Chief Strategy Officer of the Company, effective immediately. Ms. Cui’s resignation was for personal reasons and was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Following Ms. Cui’s resignation, the Board consists of three directors. The Company does not currently intend to fill the vacancy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: November 13, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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